

Daniel Cummins · 3rd

Cofounder and Lead Software
Engineer at Archneura Inc.

Arlington, Virginia, United States ·

Contact info

87 connections

 **Archneura Inc.**

 **University of Illinois at
Urbana-Champaign**

🔒 **Message**   **More**

Experience



Cofounder and Lead Software Engineer
Archneura Inc. · Full-time
Mar 2021 – Present · 4 mos

**Automation Test Engineer Contractor for iDirect
Government LLC**
Aerotek · Contract
Aug 2020 – Mar 2021 · 8 mos

Created unit tests and integration tests in Python for satellite
remote functionalities to ensure feature reliability and
robustness.

...see more



Software Engineer
Sophos · Full-time

Feb 2019 – Jul 2020 · 1 yr 6 mos
Reston, Virginia

Worked on the Endpoint Detection and Response (EDR) team, representing that team in weekly meetings with mid-level management to triage large, sometimes multi-team issues and projects.　　　　　　　　　　　　　　...see more



Software Engineer

Cisco · Full-time
Jul 2017 – Oct 2018 · 1 yr 4 mos
San Jose, California

Worked as a member of the Service Provider Network Systems business group in creating and testing multiple levels of APIs and CLIs in C for Ethernet switch drivers.
　　　　　　　　　　　　　　...see more



Software Engineer Intern

Kohl's · Internship
2016 · less than a year
Menomonee Falls, Wisconsin

Collaborated with multiple teams in developing a Java application tasked with monitoring and storing data from a digital signage distribution system, allowing for great visibility across all stores nationwide.　　　　...see more

Show 3 more experiences ⌄

Education



University of Illinois at Urbana-Champaign

2013 – 2017

Bishop Ireton HS

2009 – 2013

Skills & endorsements

Software Development · 5

 Endorsed by **4 of Daniel's colleagues at Sophos**

Java · 5

 Endorsed by **5 of Daniel's colleagues at Sophos**

---

python · 1

Mark Russo has given an endorsement for this skill

Show more ⌄



